UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 23, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUPERVALU INC.

File No. 1-05418 - CF#29547

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SUPERVALU INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 26, 2013.

Based on representations by SUPERVALU INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 29, 2022
Exhibit 10.2	through August 29, 2022
Exhibit 10.3	through August 29, 2022
Exhibit 10.4	through August 29, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel